Exhibit 99.1

Skeena Encounters Additional Mineralization in 23 Zone

Intersecting 1.05 g/t AuEq over 79.97 metres

Vancouver, BC (November 29, 2022) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena” or the “Company”) is pleased to announce the delineation of additional Rhyolite-hosted mineralization located in the 23 Zone as part of the recently completed 2022 regional and near mine exploration drilling campaigns at the Eskay Creek gold-silver Project (“Eskay Creek” or the “Project”) in the Golden Triangle of British Columbia. Analytical results and reference images from recently completed drill holes are detailed in this release as well as on the Company’s website.

New Mineralization Continues to Expand 23 Zone

Infill drill holes SK-22-1092 and SK-22-1089 have successfully confirmed additional Rhyolite-hosted gold-silver mineralization from surface, intersecting 0.92 g/t Au, 12.5 g/t Ag (1.05 g/t AuEq) over 79.97 m and 0.77 g/t Au, 7.9 g/t Ag (0.86 g/t AuEq) over 29.90 m, respectively. These drill holes were collared from the same pad as previously reported drill hole SK-22-1090, which intersected 1.13 g/t Au, 6.6 g/t Ag (1.20 g/t AuEq) over 96.02 m.

The results highlighted above confirm the excellent downhole continuity of mineralization from the surface and have potential to positively impact the future open-pit strip ratio once the updated resource and engineering studies are completed. Results from additional nearby infill drill holes are pending and expected in the near future.

“Exploration and infill drilling by Skeena continues to confirm and expand zones of mineralization in areas deemed non-prospective by previous operators. We are excited about the drill results we are seeing and expect a steady stream of new results in the coming weeks” commented Adrian Newton, Skeena’s Director of Exploration.

Randy Reichert, Skeena’s President and CEO, goes on to comment “We continue to be impressed by the discovery and definition of additional near surface mineralization in close proximity to the Feasibility Study Main Pit. Targets such as the 23 Zone are expected to provide positive benefits to the Feasibility Study update that we plan to release in H2 2023.”

About Skeena

Skeena Resources Limited is a Canadian mining exploration and development company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a Feasibility Study for Eskay Creek in September 2022 which highlights an open-pit average grade of 4.00 g/t AuEq, an after-tax NPV5% of C$1.4B, 50% IRR, and a 1-year payback at US$1,700/oz Au and US$19/oz Ag. Skeena is currently continuing exploration drilling at Eskay Creek.

On behalf of the Board of Directors of Skeena Resources Limited,

Walter Coles Jr.	Randy Reichert
Executive Chairman	President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 90]. True widths and zone geometries cannot be definitively determined at this time. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Manager, Raegan Markel, P.Geo. and Director of Exploration, Adrian Newton P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Adrian Newton, P.Geo. Director of Exploration, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Senior Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward- looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward- looking statements contained herein include, but are not limited to, statements regarding the results of the Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2022. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2021, its most recently filed interim MD&A, the AIF dated March 31, 2022, the base shelf prospectus dated November 11, 2020, the prospectus supplement to the Company’s base shelf prospectus dated September 20, 2022 and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward- looking statements except as required by applicable securities laws.

Cautionary note to U.S. Investors concerning estimates of mineral reserves and mineral resources

Skeena’s mineral reserves and mineral resources included or incorporated by reference herein have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”). These standards differ significantly from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission in Regulation S-K Subpart 1300 (the “SEC Modernization Rules”). Skeena is not currently subject to the SEC Modernization Rules. Accordingly, Skeena’s disclosure of mineralization and other technical information may differ significantly from the information that would be disclosed had Skeena prepared the information under the standards adopted under the SEC Modernization Rules.

In addition, investors are cautioned not to assume that any part or all of Skeena’s mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.For these reasons, the mineral reserve and mineral resource estimates and related information presented herein may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Eskay Creek Project
23 Zone
Vertical Section
40 Metre Section Envelope
Looking Grid Northeast
Skeena Drill Intercept (g/t AuEq / Metres)
Selectively Sampled Historic Drill Intercept (g/t AuEq / Metres)
Newly Discovered Mineralization
SK-22-1089: 0.86/29.90
SK-22-1092: 1.05/79.97
SK-22-1090: 1.20/96.02
SK-21-946: 1.72/43.39
SK-21-945: 1.08/90.00
SK-21-971: 2.00/40.50
SK-21-947: 2.33/59.91
1.44/2.00
0.82/5.00
0.83/2.00
1.01/6.00
0.76/2.00
Surface
Rhyolite
New 23 Zone
UNTESTED BY DRILLING
Lower Mudstone
Dacite
Even Lower Mudstone
Andesite
900 mASL
100 Metres
0 mE
100 mE
200 mE

Table 1: Eskay Creek Project 2022 Exploratory Drilling Campaign Length-Weighted Drill Hole Composites:

Hole-ID	From (m)	To (m)	Sample Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)
SK-22-1030	1006.65	1008.00	1.35	2.52	14.3	2.68
SK-22-1064	103.00	107.90	4.90	0.97	16.9	1.16
SK-22-1064	184.50	187.50	3.00	1.12	18.5	1.33
SK-22-1078						NSA
SK-22-1080	8.15	9.33	1.18	1.09	5.2	1.15
SK-22-1083	277.77	286.50	8.73	1.55	76.4	2.40
SK-22-1084	250.50	253.50	3.00	1.29	7.7	1.38
SK-22-1084	314.00	317.00	3.00	1.09	14.2	1.24
SK-22-1086	156.11	162.00	5.89	4.29	5.4	4.35
SK-22-1086	276.37	286.15	9.78	2.42	26.4	2.71
SK-22-1086	297.50	304.10	6.60	2.17	4.6	2.22
SK-22-1087						NSA
SK-22-1089	3.10	33.00	29.90	0.77	7.9	0.86
SK-22-1089	43.50	60.00	16.50	0.59	6.4	0.66
SK-22-1089	70.50	97.90	27.40	0.61	0.5	0.61
SK-22-1092	2.53	82.50	79.97	0.92	12.5	1.05
Including	2.53	52.50	49.97	1.24	18.5	1.48
SK-22-1096	36.54	38.00	1.46	1.23	5.5	1.29
SK-22-1096	92.00	99.00	7.00	0.94	92.2	1.97
SK-22-1096	120.50	122.00	1.50	1.67	8.7	1.77
SK-22-1097	49.18	50.50	1.32	0.76	0.3	0.76

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 90]. True widths and zone geometries cannot be definitively determined at this time. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length- weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-22-1030	10288.2	11615.3	781.0	1163.8	259.0	-76.0
SK-22-1064	9845.7	9549.3	1075.2	259.8	96.9	-75.1
SK-22-1078	10055.4	9624.1	1014.5	8.0	96.6	-50.4
SK-22-1080	10050.9	9625.0	1014.4	235.0	307.2	-55.3
SK-22-1083	9623.6	10103.3	991.7	402.0	67.0	-65.0
SK-22-1084	9623.0	10104.6	991.6	400.0	36.9	-65.2
SK-22-1086	9623.7	10104.6	991.6	425.0	87.0	-60.1
SK-22-1087	9623.7	10103.7	991.7	200.3	107.0	-55.0
SK-22-1089	10132.1	10003.6	984.8	184.5	155.2	-65.7
SK-22-1092	10130.8	10003.1	984.6	193.5	192.0	-56.0
SK-22-1096	9980.7	9445.3	1020.5	127.5	97.1	-70.0
SK-22-1097	9981.3	9444.9	1020.3	202.2	96.5	-50.2